Exhibit (a)(2)(xxvi)

1.     RECOMMENDATION OF AVENTIS' SUPERVISORY BOARD

1.1   Supervisory Board Recommendation dated April 25, 2004

        "The Supervisory Board of Aventis convened on April 25, 2004, with Mr. Jürgen Dormann chairing the meeting. All members of the Supervisory Board were present or represented.

        The Supervisory Board took note of the terms of Sanofi-Synthélabo's improved offer, which Sanofi-Synthélabo has irrevocably undertaken to file on April 26, 2004 to acquire all of the shares and warrants of Aventis, which consists principally of a share and cash offer (the "Improved Principal Offer"), as well as a subsidiary exchange offer and a subsidiary cash offer (together the "Improved Subsidiary Offers" and together with the Improved Principal Offer, the "Improved Offer").

        The main terms of the Improved Offer are as follows:

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Improved Principal Offer: Sanofi-Synthélabo offers to Aventis shareholders 0.8333 newly issued Sanofi-Synthélabo ordinary shares (2003 dividend attached) and €20 in cash, without interest, for each Aventis share tendered (2003 dividend attached).

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Improved Subsidiary Offers: Sanofi-Synthélabo also includes the following subsidiary exchange and cash offers:

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Subsidiary Exchange Offer ("Improved Subsidiary Exchange Offer"): Sanofi-Synthélabo offers to Aventis shareholders 1.1739 newly issued Sanofi-Synthélabo ordinary shares (2003 dividend attached) for each Aventis share tendered (2003 dividend attached).

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Subsidiary Cash Offer ("Improved Subsidiary Cash Offer"): Sanofi-Synthélabo offers to Aventis shareholders €68.93 for each Aventis share tendered (2003 dividend attached).

        The Improved Offer consists of 71% of Sanofi-Synthélabo ordinary shares and 29% of cash. The Improved Offer will also include an offer to acquire the outstanding warrants for German Aventis employees for consideration determined in light of the warrants' terms and the terms of the Improved Offer.

        Aventis shareholders will be entitled to tender their shares either into the Improved Principal Offer or into one or the other of the Improved Subsidiary Offers, by combining the Improved Principal Offer and the Improved Subsidiary Offers. The reduction principles applying to Sanofi-Synthélabo's original offer will apply in the same manner to the Improved Offer.

        The Supervisory Board also took note of the fact that concurrently with the Improved Offer, Sanofi-Synthélabo had irrevocably undertaken to file a corresponding revised offer in Germany with the Bundesanstalt für Finanzdienstleistungsaufsicht, and a corresponding revised offer in the United States with the Securities and Exchange Commission.

        The Supervisory Board noted that, with the exception of the antitrust condition—which Sanofi-Synthélabo has undertaken to withdraw—the Improved Offer will be subject to the same conditions than that of the offer filed by Sanofi-Synthélabo on January 26, 2004:

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minimum tender of 50% of Aventis' share capital and voting rights, plus one share, on a fully-diluted basis; and

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approval at an extraordinary shareholders meeting of Sanofi-Synthélabo of the resolutions necessary for the issuance of Sanofi-Synthélabo shares to be issued to Aventis shareholders pursuant to the Improved Offer, the Supervisory Board acknowledging that Total and L'Oréal have undertaken to vote in favour of such issuance.

        The Supervisory Board also took note of the terms of a proposed Agreement between Sanofi-Synthélabo and Aventis containing, in particular, the principles according to which the combined Aventis/Sanofi-Synthélabo group will operate and function:

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  the name of the new group will be Sanofi-Aventis;

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  the board of directors will comprise 17 members including (i) 8 members selected by the Aventis Supervisory Board, including the Vice-Chairman of the Board, who shall be a German representative (ii) 8 members selected by the Sanofi-Synthélabo board of directors and (iii) the Chairman and CEO, Mr. Jean-François Dehecq;

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  the board of directors of the combined group will appoint 4 committees (Strategic Committee, Compensation and Nomination Committee, Audit Committee and Scientific Committee) which will consist of an equal number of Aventis and Sanofi-Synthélabo directors, two of such committees being chaired by a director designated by Aventis and two being chaired by a director designated by Sanofi-Synthélabo;

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  an integration committee consisting of an equal number of persons selected from Aventis and Sanofi-Synthélabo and Mr. Jean-François Dehecq as Chairman, will oversee the integration of the two companies and select the managers of the combined group based on a "best of the best" principle;

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  a comité de direction shall include an equal number of persons selected from Aventis and Sanofi-Synthélabo and Mr. Jean-François Dehecq as Chairman; and

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  the strong Franco-German heritage of Aventis and the key nature of the German assets, and especially the manufacturing and research facilities located in Frankfurt Germany, are expressly acknowledged.

        According to such Agreement, Aventis will withdraw all claims against Sanofi-Synthélabo and/or the Autorité des marchés financiers in connection with the Sanofi-Synthélabo's offers and will announce its decision not to put to the vote of its shareholders the resolutions relating to (i) the issuance of Plavix warrants, and (ii) the limitation of voting rights.

        The Supervisory Board also notes that discussions took place between representatives of Aventis and representatives of Novartis regarding a potential combination and that, to date, Novartis has not submitted any offer to Aventis.

        On the basis of the foregoing, the Supervisory Board, after having duly deliberated, and in accordance with Article 12 of the Règlement 2002-04 of the Commission des Opérations de Bourse, made the following determination regarding the terms of Sanofi-Synthélabo's Improved Offer and its consequences on the company, its shareholders and its employees.

        The Supervisory Board determined that:

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the terms of the Improved Offer reflect a substantial increase in the premium offered to Aventis shareholders which is now in line with comparable transactions and other valuation methods;

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compared to Sanofi-Synthélabo's initial offer, the revised exchange ratio reflects adequately the expected growth potential of Aventis in the next few years and its expected contribution to the results and growth of the combined group;

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the governance rules and contemplated integration processes, as defined in the proposed Agreement, should allow a smooth and quick integration between the two companies;

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the status of the review by, and negotiation with, the antitrust authorities in Europe and in the United States, lead to believe that the commitments to secure approval should not significantly impact the growth profile of the combined group; and

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while acknowledging that, if the risk of losing the Plavix litigation were to materialise, the effect could be significant, the Supervisory Board noted that Sanofi-Synthélabo has represented in the Agreement that the disclosure in its Registration Statements on US Form F-4 regarding the Plavix litigation is true and correct in all material respects and that there are no material omissions from that disclosure that make such disclosure misleading in any material respects.

        The Supervisory Board noted the oral opinion of Goldman Sachs International ltd, Morgan Stanley & Co Ltd and Rothschild & Cie that the consideration offered by Sanofi-Synthélabo in the Improved Offer was fair from a financial point of view.

        Based on the foregoing, the Supervisory Board concludes that Sanofi-Synthélabo's Improved Offer is in the interest of the Company, its shareholders and employees and, therefore, authorizes the Management Board to execute the Agreement with Sanofi-Synthélabo and recommends that Aventis' shareholders tender their Aventis shares in the Improved Offer.

        The Supervisory Board's recommendation is based on a majority consisting of 13 out of the 16 members present or represented, with 2 votes against and Ms. Razzouqi abstaining.

        The Supervisory Board resolves that the legally-available treasury shares held by the company and its subsidiaries will be tendered in the Improved Offer, and gives authority to the Chairman of the Management Board to finalize and sign the note d'information in response.

        Those members of the Supervisory Board recommending the Improved Offer (and therefore not the above-mentioned two members or Ms. Razzouqi) have indicated their intention to tender their own securities into the Improved Offer.